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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT 1934

(Amendment No. _________________)*

POLYDEX PHARMACEUTICALS LIMITED
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
731728200
(CUSIP Number)
June 5, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

[   ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731728200

1	NAME OF REPORTING PERSONS Alan Gelband
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 156,600
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 156,600
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* Individual

CUSIP No. 731728200

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Polydex Pharmaceuticals Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

412 Comstock Road
Toronto, Ontario, Canada M1L 2H5

Item 2(a).	Name of Person Filing:

Alan Gelband

Item 2(b).	Address of Principal Business Office, or if none, Residence:

750 Third Avenue,
21st Floor
New York, NY  10017

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Shares, par value $0.167

Item 2(e).	CUSIP Number:

731728200

Item 3.	Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 156,600 shares.

(b)	Percent of class: 5.096%.

CUSIP No. 731728200

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote 156,600 shares.

(ii)	Shared power to vote or direct the vote -0-.

(iii)	Sole power to dispose or direct the disposition of 156,600 shares.

(iv)	Shared power to dispose or direct the disposition -0-.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for the Reporting Person has been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentage of ownership described above is based on 3,072,846 Common Shares outstanding as of March 31, 2008 as reported by the Issuer.

The Reporting Person holds the shares either directly or on behalf of his pension fund, a foundation controlled by him or his children.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company.

Not applicable

Item 8.	Identification and Classification of the Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired  and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  June 10, 2008

/s/ Alan Gelband